SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 17, 2004

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: February 26, 2004	By:/s/ Nancy C. Gardner

REUTERS GROUP PLC - PRELIMINARY RESULTS	17 February 2004
for the year to 31 December 2003	07/04

REUTERS ANNOUNCES FULL YEAR RETURN TO PROFIT

Statutory results
(unaudited)

	Year to 31 December
	2003	2002
	£m	£m	% Change
Reuters	2,664	2,992	(11%)
Instinet Group	540	592	(9%)

Group revenue *	3,197	3,575	(11%)

Reuters	174	195	(11%)
Instinet Group	(48)	(339)	-

Group operating profit/(loss)	126	(144)	-

Profit/(loss) before taxation	49	(493)	-

Earnings/(loss) per share	3.1p	(29.0p )	-

Dividend per share	10.0p	10.0p	Mainta	ined

* After elimination of £7 million intra-group revenues (2002: £9 million)

Other performance measures**
Reuters

  Reuters recurring revenue of £2,456 million (2002: £2,707 million), down 9.3% (10.2% on an underlying basis), ahead of expectations
  Q4 recurring revenue down 8.6% (9.8% on an underlying basis)
  Fast Forward cost savings ahead of plan: £75 million delivered in 2003 (original target: £45 million)
  Reuters operating profit, before amortisation of goodwill and intangibles, impairments and a restructuring charge of £134 million, of £404 million (2002: £393 million), at a margin of 15.2% (2002: 13.1%)
  Reuters free cash flow of £197 million, covering the dividend 1.4 times
  Q1 underlying recurring revenue decline expected to be 9% or slightly better, confirming previous guidance, with further gradual improvement in Q2

Group

  Group pre-tax profit before amortisation of goodwill and intangibles, impairments and disposals of £190 million (2002: £89 million)
  EPS of 11.1p (2002: 6.8p), before amortisation of goodwill and intangibles, impairments and disposals

Tom Glocer, Chief Executive, said: “Our full year results show that Reuters is on the road to recovery, with the worst of our revenue declines behind us.

“In the core business, we have made good progress towards becoming more competitive, less complex, more service-oriented and more efficient. We maintained cost discipline and generated sufficient earnings and cash flow from the core business to cover the dividend. We further simplified our Group portfolio and generated cash through the recent sell-down of our stake in TIBCO.

“We are only one third of the way through our Fast Forward transformation programme, so a lot of work remains to be done. The progress we have made on our product line, customer service levels and cost base confirms that the expected benefits are starting to come through.”

**This release includes certain non GAAP figures, which are performance measures, used to manage the business. See page 12 note 2 for explanations and reconciliations to equivalent UK GAAP figures. Reconciliations of underlying change, which is stated at constant exchange rates and excludes acquisitions and disposals, to actual measurements, can be found at www.about.reuters.com in the Investors section under Financial Data.

Review of 2003 results

Reuters Group statutory results

Reuters Group (RTR; RTRSY) revenue for the year to 31 December 2003 was £3,197 million, a decline of 11%.

Reuters Group pre-tax profit was £49 million, compared to a loss of £493 million in 2002. This return to profit was driven by a better operating performance at Instinet Group, strong cost discipline at Reuters and the absence of impairment charges and goodwill write-downs that depressed last year’s earnings.

Earnings per share for the Reuters Group were 3.1p compared with a loss per share of 29.0p in 2002.

The dividend remains unchanged at 10p per share.

At the end of December 2003, Reuters Group had net debt of £77 million (2002: £66 million) with Reuters carrying £610 million of net debt (2002: £584 million) and Instinet Group holding £533 million of net funds (2002: £518 million). Post year end, Reuters realised cash proceeds of £311 million from the reduction of its stake in TIBCO Software Inc. and applied these to pay down debt.

Reuters

Reuters revenue decreased by 11% to £2,664 million. On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, the decline was 12%.

Reuters operating profit of £174 million decreased by 11% over 2002, largely driven by an increase in restructuring charges.

Operating profit before amortisation of goodwill and intangibles, impairments and restructuring charges was £404 million (2002: £393 million), a rise of 3%. Costs before restructuring fell 13%, reflecting the impact of prior year cost saving initiatives and this year’s Fast Forward programme. Operating margin before amortisation of goodwill and intangibles, impairments and restructuring charges, increased to 15.2% from 13.1% in 2002.

Reuters took a restructuring charge of £134 million within operating profit in 2003 (2002: £112 million), principally related to reductions in headcount and property costs. This represented £144 million of Fast Forward charges offset by £10 million of releases under legacy programmes. As part of Fast Forward, Reuters also recognised a £17 million provision for the loss on disposal of properties.

Reuters profit before tax was £95 million (2002: loss £123 million). This includes losses from affiliates (net of investment income) of £28 million, down from £61 million last year.

Reuters generated free cash flow of £197 million for the year, covering the dividend 1.4 times.

Revenue review

Competitive wins

Competitive wins during 2003 reinforced Reuters approach of offering a segmented product line – the right product at the right price – targeted both at end users and at the needs of entire enterprises.

End user highlights

  18,000 additional positions of Reuters 3000 Xtra sold to premium users during 2003, of which around 7,000 were new business
  Acceleration of Reuters 3000 Xtra installation rate in the fourth quarter, helped by the launch of ‘thin client’ 3000 Xtra, which targets smaller institutions like hedge funds
  800 positions of Reuters Trader and Reuters Knowledge sold since October to users who do not require the full sophistication of 3000 Xtra

Enterprise highlights

  Reuters Market Data System established as new market standard, with a major new sale to UBS Investment Bank announced today
  50% revenue growth in back office Enterprise Information Products
  54 new sales of Risk Management products, taking revenue to £86 million

Revenue by type

Recurring revenue from subscription products, which made up 92% of Reuters core revenue in the year, was £2,456 million, down 9.3% compared with 2002 (10.2% on an underlying basis). The year-on-year fall in the fourth quarter was 9.8% on an underlying basis, an encouraging improvement on the third quarter’s year-on-year fall of 10.9%. A key driver of this improvement was a larger than forecast reduction in the level of net cancellations, particularly in October and November and specifically in Europe.

User accesses stood at 427,000 at the year end, down 11% from December 2002 excluding the impact of divestments made during the year. Access losses slowed as the year progressed, with a sequential decline of just 1% in the fourth quarter over the third quarter.

Average revenue per access was up 3% on an underlying basis compared to 2002, and up 2% compared to the third quarter, with the primary driver being upgrades to 3000 Xtra.

Outright revenue, which represents 4% of Reuters core revenue, was £105 million, down 36% compared with 2002 (39% on an underlying basis). The main drivers of this decline were continuing restrictions on customers’ IT budgets and Reuters decision to exit bespoke Solutions businesses.

Usage revenue was £103 million, down 15% compared with 2002 (10% on an underlying basis). Dealing Matching revenues saw year-on-year underlying growth of 20%, driven by continued volatility in the spot and forward foreign exchange markets, product enhancements and a successful sales campaign to attract euro/dollar liquidity. Bridge Trading underlying revenues declined 41% compared to 2002, reflecting poor market conditions early in 2003. Fourth quarter revenues showed an underlying increase of 15% over the third quarter, reflecting improvements in market conditions towards the end of the year.

Recurring revenue by product

Premium tier revenue, which includes Reuters 3000 Xtra, BridgeStation and Dealing, was £730 million, up 10% year-on-year (9% on an underlying basis) and up 2% (3% on an underlying basis) from the previous quarter.

The number of premium tier accesses at the period end increased to 103,000, up 10% on the 2002 year end position and 6% since the end of the previous quarter. This growth continues to be driven by Reuters 3000 Xtra, which now has 69,000 installed positions. Around 7,000 of the additional positions of 3000 Xtra installed this year were new business as opposed to upgrades. The 3000 Xtra installation rate accelerated in the fourth quarter, helped by the launch of ‘thin client’ 3000 Xtra, which had 500 revenue-generating positions at year end and nearly 1,000 by the end of January.

Also in the premium tier, the rate of decline in Dealing accesses slowed in the fourth quarter of 2003, primarily reflecting lower levels of headcount reduction on foreign exchange desks. The BridgeStation user population stabilised in the second half of the year, largely as a result of better market conditions in the US and improvements in the product.

Premium tier accesses now represent nearly a quarter of the total user base, compared to 19% at the end of 2002.

Average revenue per access in the premium tier held steady in the fourth quarter of 2003 compared to the previous quarter. Small increases in revenue per access for Dealing and BridgeStation offset a slight decline for 3000 Xtra, the latter being triggered by large customers moving into higher discount bands as their installed base increased.

Recurring revenue from legacy 2000/3000 series products was £363 million, down 34% year-on-year (35% on an underlying basis). While accesses declined by 28,000 in this category during the course of the year, a higher proportion of them than expected migrated to 3000 Xtra, especially towards the end of the year. Revenue per access declined 9% on an underlying basis in the course of the year, reflecting the migration of higher priced accesses to 3000 Xtra. Following the launch of Reuters Trader in the second half of 2003, migration of users who do not need the full sophistication of 3000 Xtra is expected to gather momentum during 2004.

Revenue from mid and lower tier products was £272 million, down 16% year-on-year (14% on an underlying basis). A high proportion of the accesses lost in this category were at the lower end of the very wide price range, the result of which was an increase in average revenue per access.

Recurring revenue from all other sources, which includes exchange fees, software maintenance and datafeed site fees, totalled £1,091 million, down 7% year-on-year (9% on an underlying basis). Pass-through revenues such as exchange fees saw a higher than average level of decline as customers economised by cancelling subscriptions to real-time exchange data. Conversely, revenue from Risk and back office Enterprise Information Products showed good growth.

Revenue by customer segment

Revenue is allocated to customer segments by reference to the activities at particular customer sites. Activities at certain customer sites fall into more than one segment. In such cases revenue is allocated based on estimated activity by segment.

Revenue from Treasury was £1,018 million, down 10% on an actual and underlying basis. Sales, marketing and development activity is under way to strengthen and grow the Treasury franchise. Customer satisfaction remains high, with Reuters again being voted best electronic news service and best information vendor for FX prices by FX Week in November 2003. New business opportunities are also opening up, with growth in Risk revenue to £86 million and a 25% increase in the client base of Reuters Electronic Trading, an automated trading facility which links banks to their clients.

Revenue from Investment Banking was £712 million, down 15% (17% on an underlying basis). With market conditions now starting to stabilise, sales activity in 2004 will focus on migrating legacy product users to 3000 Xtra, BridgeStation or Reuters Trader and on new sales of Reuters Knowledge and enterprise-wide projects.

Revenue from Asset Management was £630 million, down 11% (12% on an underlying basis). Revenue increases for Reuters 3000 Xtra were more than offset by declines in legacy 2000/3000 series products and domestic products. Nevertheless, there are encouraging signs that Reuters buy side offering is becoming more competitive, an example being the first UK sale of Reuters Portfolio Management System to Schroders Private Bank.

Revenue from Corporates and Media was £304 million, down 4% (5% on an underlying basis). Media revenues as a whole have been relatively robust, driven by customer demand for coverage of the Iraq war and its aftermath.

Operating costs

Reuters operating costs before amortisation of goodwill and intangibles, impairments and restructuring fell by 13%, two percentage points more than the reduction in revenues. Staff costs fell by a net 8%, with reductions in headcount and cost per head partly offset by acquisitions, more staff being hired into customer-facing roles and increased numbers of product development staff in lower cost locations. A total of 1,500 people left the company during the year, mainly as a result of Fast Forward initiatives.

Fast Forward progress review

Reuters has now completed the first year of its three-year transformation programme to make its core business more competitive, less complex, more service-driven and more efficient, and has made good progress on delivering key changes.

1.     Make Reuters information indispensable

During 2003, Reuters built on its core strengths of providing content, analytics, trading and messaging capabilities, all in an open technology format.

The company made some important additions to the information and tools available in its products. For example, the company fundamental data acquired with Multex in the second quarter of 2003 is now fully integrated into Reuters research and advisory products such as Reuters Knowledge, and market leading risk analytics from Barra™ are now exclusively integrated into Reuters 3000 Xtra and BridgeStation, with the first contracts signed with customers.

The Reuters Messaging network continued to grow steadily throughout 2003, with over 50,000 customers regularly using the service. Work in 2004 will focus on promoting more intensive usage among groups of users active in a particular market and the roll-out of a new software release, which will permit users of Reuters Messaging to communicate with users of AOL, MSN and Lotus messaging services.

During 2003, Reuters built on its relationship with its largest customers in a number of core areas. In the trading arena, JP Morgan Chase and Deutsche Bank decided to use Reuters as a neutral distribution partner for their trading applications, and CSFB is working with Reuters to distribute its fixed income data and analytics. Similar agreements with other major customers are expected this year.

2.     Move to a new business architecture

The company has laid the foundations for a new business architecture to support its products, with the goal of improving customer service and reducing costs. The Reuters Distribution Network (RDN), originally available only in North America, became available globally during 2003. In 2004, work will focus on the migration of content and applications from legacy networks to RDN.

3.     Simplify and segment the product line

Reuters has simplified its product line, reducing the number of products sold from 1,300 to 550. By the end of 2005 it expects to have 50 financial information desktop products.

Reuters segmented product line took shape during the year with the launch of Reuters Trader, a mid tier product for sales and trading professionals; Reuters Knowledge, for the research and advisory community and the “thin client” version of Reuters 3000 Xtra which extends the reach of Xtra to smaller sites.

In 2004, Reuters expects to continue to perfect its product line and to focus on migrating customers from legacy to next generation products.

4.     Focus Reuters Solutions business around its products

Reuters has made good progress on withdrawing from non-core areas of its Solutions business. In October Reuters signed a new commercial agreement with TIBCO Software Inc., phasing out its role as a general reseller of TIBCO products, and in February 2004 it substantially reduced its stake in TIBCO to 9%. In addition, Reuters exited the pure technology consulting and development business by transferring major parts of this operation to Accenture. This leaves Reuters to focus its sales and development effort on a smaller, more profitable number of core Solutions activities including Risk Management, Market Data Systems and Treasury Solutions.

5.     Reduce and reshape the cost base

Fast Forward has generated net savings of £75 million this year, £30 million more than Reuters original estimate, with associated severance and property related restructuring charges, including losses on disposals, of £161 million.

6.     Reinvigorate culture and behaviour

Reuters focus on a simpler and more competitive product line, combined with a commitment to improving customer service, is starting to show results. Customer satisfaction improved for two successive quarters in the second half of 2003. The company remains focused on delivering further and sustained improvements in this area.

Instinet Group

Revenue from Instinet Group, the electronic brokerage firm in which Reuters has a 63% stake, was £540 million, with this 9% year-on-year decline largely driven by US dollar weakness. Shares traded through Instinet Group’s subsidiaries increased by 9% in the fourth quarter compared to the third quarter, driven by increased market share and higher overall average daily market volumes. Instinet Group’s share of NASDAQ-listed equity volume was 28.5% in the fourth quarter.

Operating losses for Instinet Group reduced from £339 million in 2002 to £48 million in 2003 including a restructuring charge of £44 million. On a pre-restructuring, pre-amortisation basis, Instinet Group returned to profit in 2003 and generated £64 million free cash flow. Efficiency gains played a significant part in this improved operating performance, with 18% of Instinet Group’s work force leaving the company during 2003 and further staff reductions planned in the first half of 2004.

Reuters continues to support Instinet Group’s moves to take advantage of regulatory upheaval and other opportunities to grow its franchise.

Radianz

Reuters and Radianz are working together to maximise operational efficiency and position Radianz to become the neutral, market-leading communications infrastructure provider for financial services. In the mid to longer term, Reuters foresees a stronger Radianz, increasingly independent of Reuters ownership.

Impact of currency movements

In Reuters, changes to currency rates caused a £19 million revenue decline in the year, with a 9% increase in the euro offset by a slightly larger percentage decline in the US dollar. Of the £307 million reduction in operating costs, £47 million can be attributed to currency, particularly the weak dollar. The overall effect of currency fluctuations was a £28 million improvement in operating profit, equivalent to a 1% improvement in operating margin.

The currency effect is comparatively larger for Reuters Group because of the high proportion of Instinet Group’s revenue and losses denominated in US dollars. For Reuters Group, currency movements reduced revenue by £57 million, and improved operating profit by £40 million and operating margin by 1.2%.

Reuters prospects

Reuters confirms its guidance issued on 15 January 2004 that it expects the decline in recurring revenue in the first quarter of 2004 to be 9% or slightly better on an underlying basis, compared to the equivalent quarter last year. Further gradual improvement in the decline in recurring revenue is expected in the second quarter.

In 2004, Reuters expects to deliver further savings under the Fast Forward Programme of some £145 million for a charge of £125 million. It is on track to deliver a total of £440 million annualised savings by the end of 2005, for a total charge of £340 million.

Preliminary announcement approval

This preliminary announcement was approved by the Board on 16 February 2004.

Summarised financial statements for the year ended 31 December 2003 (unaudited)

1)     Consolidated profit and loss account for the year to 31 December 2003 (unaudited)

	2003	2002
	£m	£m
Group revenue	3,197	3,575
Operating costs	(3,071)	(3,719)

Operating profit/(loss)	126	(144)
Share of operating losses of associates and joint ventures	(35)	(74)
Impairment of investments in associates and joint ventures	(9)	(6)
Profit/(loss) on disposal of subsidiary undertakings	3	(29)
Profit on disposal of associates and joint ventures	10	3
Loss on disposal of fixed assets	(17)	-
Profit/(loss) on disposal of other fixed asset investments	6	(2)
Income from fixed asset investments	-	1
Amounts written off fixed asset investments	(6)	(222)
Net interest payable	(29)	(20)

Profit/(loss) on ordinary activities before taxation	49	(493)
Taxation on profit/(loss) on ordinary activities	(22)	(23)

Profit/(loss) on ordinary activities after taxation	27	(516)
Equity minority interest	16	112

Profit/(loss) attributable to ordinary shareholders	43	(404)
Dividend
- Interim	(54)	(53)
- Final	(86)	(86)

Loss for the period	(97)	(543)

Basic earnings/(loss) per ordinary share	3.1p	(29.0p )

Diluted earnings/(loss) per ordinary share	3.0p	(29.0p )

2)     Consolidated statement of total recognised gains and losses for the year to 31 December 2003 (unaudited)

	2003	2002
	£m	£m
Profit/(loss) attributable to ordinary shareholders	43	(404)
Unrealised gain on deemed partial disposal of subsidiary	-	1
Unrealised gain on deemed partial disposal of associates	-	12
Unrealised gain on disposal of fixed asset investments	-	10
Translation differences taken directly to reserves	(113)	(95)

Total recognised losses relating to the period	(70)	(476)

3a)     Consolidated cash flow statement for the year to 31 December 2003 (unaudited)

	2003	2002
	£m	£m
Net cash inflow from operating activities	429	355
Dividends received from associates	3	2
Returns on investments and servicing of finance
Interest received	17	20
Interest paid	(45)	(58)
Income from fixed asset investments	-	1
Dividends paid to equity minority interests	-	(27)

Net cash outflow from returns on investments and servicing of finance	(28)	(64)
Taxation paid	(33)	(73)
Capital expenditure and financial investments
Purchase of tangible fixed assets	(131)	(168)
Sale of tangible fixed assets	13	15
Purchase of fixed asset investments	(3)	(80)
Sale of fixed asset investments	11	22

Net cash outflow on capital expenditure and financial investments	(110)	(211)
Acquisitions and disposals (including joint ventures and associates)	(106)	(6)
Equity dividends paid	(140)	(139)

Cash inflow/(outflow) before management of liquid resources and financing	15	(136)
Management of liquid resources
Net (increase)/decrease in short-term investments	(99)	378
Financing
Proceeds from issue of shares	-	2
Net decrease in borrowings	(13)	(158)

Net cash outflow from financing	(13)	(156)

(Decrease)/increase in cash	(97)	86

3b)     Reconciliation of net cash flow to movement in net debt for the year ended 31 December 2003 (unaudited)

	2003	2002
	£m	£m
(Decrease)/increase in cash	(97)	86
Cash outflow from movement in borrowings	13	158
Cash inflow/(outflow) from movement in liquid resources	99	(378)

Change in net funds/(debt) resulting from cash flows	15	(134)
Net funds arising on acquisitions	3	1
Translation differences	(29)	(71)

Movement in net debt	(11)	(204)
Opening net (debt)/funds	(66)	138

Closing net debt	(77)	(66)

3c)     Net cash inflow from operating activities for the year ended 31 December 2003 (unaudited)

	2003	2002
	£m	£m
Operating profit/(loss)	126	(144)
Depreciation	193	227
Amortisation and impairment of goodwill and other intangibles	121	315
(Increase)/decrease in stocks	(1)	2
Decrease in debtors	316	241
Decrease in creditors	(316)	(314)
Loss on disposal of tangible fixed assets	-	1
(Write back)/amortisation of interests in own shares	(12)	3
Other, principally translation differences	2	24

Net cash inflow from operating activities	429	355

4)     Consolidated balance sheet at 31 December 2003 (unaudited)

	2003	2002
	£m	£m
Fixed assets	1,266	1,516
Stocks	2	1
Debtors	981	1,279
Cash and short-term investments	694	728
Creditors	(1,766)	(2,198)

Net current liabilities	(89)	(190)

Total assets less current liabilities	1,177	1,326
Long-term creditors	(425)	(354)
Provisions	(271)	(245)

Net assets	481	727

Capital and reserves
Called-up share capital and share premium	449	449
Other reserve	(1,717)	(1,717)
Capital redemption reserve	1	1
Profit and loss account reserve	1,553	1,763

Shareholders' equity	286	496
Equity minority interest	195	231

Capital employed	481	727

5)     Reconciliation of movement in shareholders’ funds for the year to 31 December 2003 (unaudited)

	2003	2002
	£m	£m
Loss for the period	(97)	(543)
Unrealised gain on deemed partial disposal of subsidiary	-	1
Unrealised gain on deemed partial disposal of associates	-	12
Unrealised gain on disposal of fixed asset investments	-	10
Translation differences taken directly to reserves	(113)	(95)
Shares issued during the period	-	2

Net movement in shareholders' equity	(210)	(613)
Opening shareholders' equity	496	1,109

Closing shareholders' equity	286	496

Notes to the Preliminary Results for the year to 31 December 2003 (unaudited)

1.     Basis of preparation

The above financial information has been prepared on a basis consistent with the accounting policies set out on pages 63 and 64 of Reuters Group PLC 2002 Annual Report and Form 20-F.

The unaudited financial statements should be read in conjunction with the 2002 Annual Report and Form 20-F. The results for 2002 do not comprise statutory accounts within the meaning of section 240 of the UK Companies Act 1985 but are an abridged version of the statutory accounts for that year, which have been delivered to the Registrar of Companies. The auditors’ report on the statutory accounts was unqualified and did not contain a statement made under section 237 (2) or section 237 (3) of the UK Companies Act 1985.

2.     Use of non-GAAP measures

To supplement UK GAAP measures, the Group undertakes further analysis to break out GAAP measures into their component parts, which results in the creation of certain non-GAAP measures. The rationale for this analysis, and reconciliations to UK GAAP measures are set out below.

In this release, “Reuters Group” and “Group” refer to Reuters Group PLC and its consolidated subsidiaries including Instinet Group Incorporated (Instinet Group). “Reuters” refers to Reuters Group excluding Instinet Group.

a)     Reconciliations of non-GAAP profit, margin and earnings per share (EPS) measures

i)     Reuters non-GAAP operating profit and margin measures

Reuters uses operating profit and operating margin before amortisation of subsidiary goodwill and intangibles, impairments and restructuring as business performance measures. These are viewed by management to be important additional measures of operating performance because the excluded items arise from corporate acquisition, disposal and reorganisation activity rather than from the ongoing operations of the business units.

Restructuring charges are incurred as part of centrally managed and specifically defined transformation programmes terminating in 2005. As such, management believes that they are not part of the long-term ongoing cost structure of the Group. Certain profit and cash flow measures are therefore presented excluding restructuring charges to provide, in management’s view, a more detailed analysis and understanding of the ongoing business.

A reconciliation of Reuters Group UK GAAP operating profit and margin to the non-GAAP measure used by Reuters is set out below:

	Year to 31 December
	2003		2002
	£m	%	£m	%
Group operating profit/margin	126	3.9%	(144)	-
Exclude Instinet Group's operating loss	48	-	339	-

Reuters operating profit/margin	174	6.5%	195	6.5%
Exclude:
Restructuring	134	5.1%	112	3.8%
Amortisation of goodwill and other intangibles of
subsidiaries	89	3.3%	86	2.8%
Impairment of goodwill of subsidiaries	7	0.3%	-	-

Reuters operating profit/margin before amortisation of goodwill and other intangibles of subsidiaries, impairments and restructuring	404	15.2%	393	13.1%

ii)     Reuters Group non-GAAP profit and EPS measures

EPS before amortisation, impairments and disposals has a similar rationale to the operating profit and margin measures discussed in section 2a(i) of these notes. This measure goes beyond the operating level and consequently excludes profits and losses on disposals of subsidiaries and other investments, as well as the non-recurring tax effects of impairments, external restructurings and disposals. Reuters Group dividend policy is based on this measure: in October 2001, Reuters Group defined the goal of its new dividend policy to be a dividend cover of at least two times, based on earnings before amortisation, impairments and disposals of the Reuters Group excluding Instinet.

A reconciliation of Group UK GAAP profit before tax and EPS to the non-GAAP earnings and EPS measures, is set out below:

	Year to 31 December
	2003			2002
	£m	p		£m	p
Group profit before tax/EPS	49	3.1p		(493)	(29.0p	)
Exclude:
Impairments and disposals	33	2.4p		464	33.3p
Amortisation of goodwill and other intangibles of affiliates and subsidiaries	108	7.7p		118	8.5p
Adjustment to tax charge for non-recurring tax effects of impairments, external restructurings and disposals	n/a	(1.4p	)	n/a	0.7p
Equity minority interest	n/a	(0.7p	)	n/a	(6.7p	)

Group profit before amortisation of goodwill and other intangibles and impairments and disposals	190	n/a		89	n/a

EPS before amortisation of goodwill and other intangibles, impairments and disposals and non-recurring tax effects of impairments and external restructurings and disposals	n/a	11.1p		n/a	6.8p

b)     Underlying

Underlying changes are non-GAAP measures used within the Reuters business to define targets and monitor performance, which eliminate factors that are not on a like for like basis between periods. These measures are stated at constant exchange rates and exclude acquisitions and disposals. Reconciliations between actual % changes and underlying % changes can be found at www.about.reuters.com in the Investors section under Financial Data.

Underlying figures also allow investors to compare the reported results of Reuters with the forward-looking guidance issued to investors. Because it is not able to forecast currency movements or the exact timing and impact of acquisition and disposal activity, Reuters communicates its revenue guidance in terms of expected change over the equivalent period in the previous year, on what is essentially an underlying basis. Therefore providing the underlying percentage change in results, in addition to the actual reported results, assists investors in making their own assessment of company performance against management guidance.

c)     Free cash flow

In addition to the GAAP net cash flow movement, Reuters management uses a measure of net cash flow excluding the cash impact of dividends and acquisitions and disposals. This measure, referred to as “free cash flow”, is used by the company to measure its ability to make dividend payments.

A reconciliation between the GAAP movement in Group net cash/(debt) and Reuters free cash flow is shown below:

	Year to 31 December 2003
	Reuters	Instinet Group	Reuters Group
	£m	£m	£m
Movement in net cash/(debt)	(26)	15	(11)
Reuters Group dividend	140	-	140
Net acquisitions	101	2	103
Revaluation of net debt	(18)	47	29

Free cash flow	197	64	261

The foregoing measures are used by management to measure the performance of the business and should be seen as complementary to, rather than replacements for, reported statutory results.

3.     Share and dividend data

The weighted average number of ordinary shares used for the calculation of earnings per share was 1,396 million in 2003 (December 2002: 1,395 million).

The final dividend of 6.15 pence per share is payable on 29 April 2004 to ordinary shareholders on the register as at 12 March 2004. The final dividend is payable on 6 May 2004 to American Depositary Shareholders on the record at 12 March 2004. The ex-dividend date for ordinary shareholders and American Depositary Shareholders is 10 March 2004.

4.     Reuters product statistics – Period to 31 December 2003
a)     2003 quarterly product statistics

	Three months ended
	December	September	June	March
	2003	2003	2003	2003
Period end user accesses (000s)
3000 Xtra / Bridge Premium	86	80	78	77
% change underlying	7%	2%	2%	2%
Dealing	17	17	17	18
% change underlying	(1%)	(2%)	(2%)	(2%)

Premium Products	103	97	95	95
% change underlying	6%	1%	1%	1%
2000 / 3000 Series	70	77	85	94
% change underlying	(10%)	(9%)	(9%)	(4%)
Mid & Low Tier	254	271	278	280
% change underlying	(2%)	(2%)	(1%)	(7%)

Total	427	445	458	469
% change underlying	(1%)	(3%)	(2%)	(5%)

Average user accesses (000s)
Premium Products	100	96	95	94
% change underlying	4%	1%	1%	3%
2000 / 3000 Series	73	81	90	96
% change underlying	(10%)	(9%)	(7%)	(7%)
Mid & Low Tier	263	275	279	291
% change underlying	(2%)	(2%)	(4%)	(5%)

Total	436	452	464	481
% change underlying	(2%)	(3%)	(4%)	(4%)

Recurring revenue (£m)
Premium Products	188	185	185	172
% change underlying	3%	2%	1%	-
2000 / 3000 Series	76	84	97	106
% change underlying	(8%)	(13%)	(11%)	(12%)
Mid & Low Tier	65	67	66	74
% change underlying	-	(2%)	(4%)	(7%)

	329	336	348	352
% change underlying	-	(3%)	(4%)	(5%)
Other recurring revenue	263	273	283	272
% change underlying	(1%)	(4%)	(2%)	(4%)

Total	592	609	631	624
% change underlying	-	(3%)	(3%)	(4%)

Monthly revenue per access (£)
Premium Products	629	641	648	610
% change underlying	-	1%	-	(3%)
2000 / 3000 Series	346	346	360	368
% change underlying	2%	(4%)	(4%)	(5%)
Mid & Low Tier	82	81	79	85
% change underlying	2%	-	-	(1%)

Average monthly revenue per access	251	248	250	244
% change underlying	2%	-	-	(1%)

b)     2003 full year and Quarter 4 product statistics

	Year ended		Quarter ended
	31 December 2003		31 December 2003
		% change		% change
		underlying		underlying
		vs previous		vs Quarter 4
		year		2002
Period end user accesses (000s)
3000 Xtra/Bridge Premium	86	14%	86	14%
Dealing	17	(9%)	17	(9%)

Premium Products	103	10%	103	10%
2000/3000 Series	70	(29%)	70	(29%)
Mid & Low Tier	254	(12%)	254	(12%)

Total	427	(11%)	427	(11%)

Average user accesses (000s)
Premium Products	98	10%	100	9%
2000/3000 Series	84	(28%)	73	(29%)
Mid & Low Tier	278	(16%)	263	(13%)

Total	460	(14%)	436	(12%)

Recurring revenue (£m)
Premium Products	730	9%	188	9%
2000/3000 Series	363	(35%)	76	(37%)
Mid & Low Tier	272	(14%)	65	(16%)

	1,365	(11%)	329	(11%)
Other recurring revenue	1,091	(9%)	263	(8%)

Total	2,456	(10%)	592	(10%)

Monthly revenue per access (£)
Premium Products	620	(1%)	629	-
2000/3000 Series	361	(9%)	346	(11%)
Mid & Low Tier	80	2%	82	-

Average monthly revenue per access	244	3%	251	1%

5.     Segmental analysis

The segmental analysis of revenue, costs and profit reflects the way in which the Group is managed. From the beginning of 2002 Reuters has been managed on a customer segment basis. Revenue is allocated to customer segments by reference to the activities at particular customer sites. Activities at certain customer sites fall into more than one segment. In such cases revenue is allocated based on estimated activity by segment. 2002 has been restated to reflect changes in the management of the cost base.

	Year Ended	% Change vs December 2002
	31 December 2003
	£m	Actual	Underlying
Revenue
Treasury	1,018	(10%)	(10%)
Investment Banking	712	(15%)	(17%)
Asset Management	630	(11%)	(12%)
Corporates & Media	304	(4%)	(5%)

Reuters	2,664	(11%)	(12%)
Instinet Group	540	(9%)	(2%)
Intra-group revenue	(7)	(26%)	(25%)

Group revenue	3,197	(11%)	(10%)

Costs
Customer segments	(249)	(10%)	(12%)
Channels	(932)	(15%)	(16%)
Operations & Technology	(669)	(8%)	(7%)
Content	(286)	(5%)	(5%)
Central Services	(124)	(34%)	(35%)

Reuters	(2,260)	(13%)	(13%)
Instinet Group	(519)	(14%)	(7%)
Intra-group costs	7	(26%)	(25%)

	(2,772)	(13%)	(12%)
Restructuring costs - Reuters	(134)	20%	19%
- Instinet Group	(44)	(55%)	(52%)

	(2,950)	(13%)	(12%)
Goodwill and other intangibles - Amortisation	(101)	(5%)	(5%)
- Impairment	(20)	(90%)	(90%)

Group operating costs	(3,071)	(17%)	(16%)

Group operating profit	126	-	-

6.     Reuters revenue and costs by type

	Year to 31 December		% Change vs December 2002
	2003	2002	Actual	Underlying
	£m	£m
Recurring	2,456	2,707	(9%)	(10%)
Outright	105	163	(36%)	(39%)
Usage	103	122	(15%)	(10%)

Revenue	2,664	2,992	(11%)	(12%)

Staff	(1,009)	(1,100)	(8%)	(9%)
Services	(456)	(549)	(17%)	(17%)
Depreciation	(150)	(184)	(18%)	(19%)
Data	(279)	(320)	(13%)	(13%)
Communications	(348)	(378)	(8%)	(4%)
Space	(201)	(226)	(11%)	(11%)
Other	49	46	7%	8%
Amortisation and impairment of subsidiary
goodwill and other intangibles	(96)	(86)	12%	12%

Operating costs	(2,490)	(2,797)	(11%)	(11%)

Operating profit	174	195	(11%)	(21%)

7.     Summary of financial results for the year to 31 December 2003 in US dollars (unaudited)

The following information is provided for the convenience of US shareholders. Summary headline figures from the financial results for the year to 31 December 2003, as prepared under UK GAAP and in sterling, have been translated into US dollars. For convenience, all figures (including comparatives) have been converted at £1 = US$1.78, a rate prevailing on 31 December 2003.

	Year to 31 December
	2003	2002
	$m	$m
Treasury	1,812	2,019
Investment Banking	1,268	1,483
Asset Management	1,122	1,263
Corporates & Media	540	560

Reuters	4,742	5,325
Instinet Group	962	1,054
Intra-group	(12)	(16)

Revenue	5,692	6,363

Reuters	309	347
Instinet Group	(84)	(603)

Operating profit/(loss)	225	(256)

Reuters	169	(220)
Instinet Group	(82)	(657)

Profit/(loss) on ordinary activities before taxation	87	(877)

8.     Reconciliation of Instinet Group’s results for the year to 31 December 2003

The following is a reconciliation of the unaudited results for the twelve months to 31 December 2003 under US GAAP as released by Instinet Group on 22 January 2004, to the numbers that are being reported by Reuters Group PLC under UK GAAP.

	Revenue	Loss after taxation
Per Instinet Group's results - US GAAP (US$m)	1,094	(74)
Adjustments to UK GAAP
-Soft dollar commission and commission recapture	(212)	-
-Interest	(11)	-
-Investments	9	5
-Amortisation of intangibles	-	5
-Stock compensation	-	1
-Restructuring	-	6
-Tax	-	(17)
-Other, including currency translation	-	3

Instinet Group's results - UK GAAP (US$m)	880	(71)

Instinet Group's results - UK GAAP (£m)	540	(43)

An exchange rate of US$1.63 has been used, being the average for the twelve months to 31 December 2003.

Explanation of adjustments

Revenue

A significant part of the adjustment from US GAAP to UK GAAP relates to soft dollars, primarily relating to the purchase of third party research products, and payments made as part of Instinet Group’s commission recapture services. Under US GAAP, Instinet Group reports its transaction fee revenue from these businesses on a gross basis. Under UK GAAP these revenues and costs are not grossed up but are netted against each other.

Other revenue adjustments include interest income and mark-to-market adjustments, gains and losses on disposal of investments and impairment of investments held at the balance sheet date, all of which are not included as revenue under UK GAAP.

Loss after taxation/net loss

Adjustments to net loss after taxation include impairment of investments, amortisation of intangible assets, the tax effect of US to UK GAAP differences, stock based compensation costs, restructuring charges and currency translation differences.

9.     Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

  Reuters ability to realise the anticipated benefits of its “Fast Forward” transformation programme unfavourable conditions in financial markets
  the dependency of Reuters Group on third parties for the provision of certain network and other services any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks’ ability to accommodate increased traffic the impact of currency and interest rate fluctuations on Reuters Group’s reported revenue and earnings
  Reuters Group’s exposure to a decline in the valuation of companies in which it has invested and of its lack of management control over all such companies difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products changes in the regulatory or competitive environment
  adverse governmental action in countries where Reuters conducts reporting activities the ability of the Group to realise the benefits of acquisitions

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2002. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Contacts

Press – UK
Simon Walker
Tel: +44 (0) 20 7542 7800
simon.walker@reuters.com

Susan Allsopp
Tel: +44 (0) 20 7542 8404
susan.allsopp@reuters.com

Press – US
Stephen Naru
Tel: +1 646 223 7728
stephen.naru@reuters.com

Investors
Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Notes

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 15,500 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Reuters Group preliminary results presentation for investors and analysts will be webcast live today from 09:30 GMT and available for replay from 12:00 GMT at www.reuters.com/webcast/resultsq403.

Reuters will hold a conference call for US investors at 15:00 GMT/10:00 EST. To participate, please register on-line at http://registration.intercall.com/go/reutersir. An e-mail confirmation, containing the dial-in details, will be sent by return.

An interview with Tom Glocer, Reuters Group Chief Executive, in video, audio and text will be available from 07:00 GMT on www.reuters.com and www.cantos.com.

Photographs are available in the Media Library at www.about.reuters.com.

Ends

ARCHIVED PRESENTATION

This presentation may include forward-looking statements. The Risk factors section of Reuters 2002 Annual Report and Form 20-F describes certain important factors that could cause actual results to differ materially from those in our forward-looking statements today. You can obtain copies of our Annual Report from Reuters website or from our Corporate Communications departments in London and New York.

REUTERS

2003 PRELIMINARY RESULTS

Presentation to Analysts

17 February 2004

        Miriam McKay (Head of Investor Relations): Good morning, ladies and gentlemen. Welcome to Reuters Preliminary Results. It is my pleasure to introduce David Grigson, who will take you through the numbers and our Chief Executive, Tom Glocer, who will update you on progress throughout the Reuters business.

        Something you will notice about the way we are presenting the numbers today is that we have reduced our use of measures which do not correspond to UK Generally Accepted Accounting Principles. The presentation includes some non-GAAP measures which, in our view, provide meaningful additional information by which to judge the business. Descriptions of these measures and the reasons we intend to continue using them to report our results are included on the notes accompanying your slides. Full reconciliations of non-GAAP measures back to the GAAP numbers can be found at the back of your notes.

        Before we start, let me remind you that our comments today include forward-looking statements and the Risk factors section of our Annual Report describes certain important factors which could cause actual results to differ materially from those in our forward-looking statements today. You can obtain copies of our Annual Report from our website or from our Corporate Communications departments in London and New York.

        With the formalities completed, let me hand over to David Grigson.

FINANCIAL HIGHLIGHTS

David Grigson, Finance Director

        Thank you, Miriam, and good morning. We have a great deal to cover and so I will get straight in to my presentation.

Financial headlines – Reuters excluding Instinet

        The Reuters headlines are first that the business performed better than we had anticipated over the fourth quarter of 2003. Recurring revenue, which accounts for 92% of our total revenue, was down 9%. Measured on an underlying basis, i.e., excluding currency effects and the impact of acquisitions and disposals, full year recurring revenue was down 10.2%. This compares to the guidance we provided last October that full year recurring would decline by 11% or slightly better. Our operating margin, on a pre-restructuring, pre-amortisation and pre-impairment basis, was also better than expected at 15.2% up from 13.1% last year and, again, we are very pleased with progress on our cost reduction, and for the third year running we have managed to drive down our costs faster than our decline in revenue.

        Earnings per share, before amortisation, impairment and disposals, was 11.8p, up from 10.8p last year. This is the measure on which we base the dividend which we have again maintained at 10p, and the affordability of which is again demonstrated by our strong pre-cash flow performance. Net debt, which was £610 million at the end of 2003, has subsequently been reduced by some £300 million following the recent sell-down of our stake in TIBCO.

Financial headlines – Instinet and Group

        Instinet Group reported almost a month ago, so I do not plan to go through their results in great depth today. On a UK-GAAP basis, they delivered revenue of £540 million, down 9%, although the majority of this decline is due to US dollar weakness. Instinet, the Institutional Broker, finished the year strongly with both average daily share volumes and market share, the key drivers of revenue, at their highest levels for eight quarters, reflecting stronger markets as well as better relative performance.

        On a UK-GAAP basis, Instinet’s operating loss was £48 million including £44 million of restructuring charges, mainly taken in the fourth quarter, and £25 million of goodwill amortisation. On a pre-restructuring, pre-amortisation basis, Instinet Group returned to profit in 2003 and was strongly cash flow positive.

        Finally, at a Group level, we have reported a pre-tax profit of £49 million compared to last year’s loss of £493 million, which included significant non-cash impairment charges.

Reuters – financial performance

        Let us get into the numbers in more detail. The majority of my presentation will focus on the performance of Reuters, and at the end I shall summarise the overall results of the Group before discussing the outlook for 2004.

        Revenue in Reuters was down 11% to £2.66 billion, while operating costs on a pre-restructuring and pre-amortisation impairment basis reduced by 13%. The restructuring charge of £134 million taken in 2003 is made up of £144 million from the Fast Forward programme, offset by the release of £10 million of provisions no longer required for our legacy restructuring programme. In addition, a further £17 million of write-offs, specifically related to freehold property disposals in London, were incurred as a consequence of the Fast Forward programme, although these have been taken as disposal losses below operating profit in accordance with UK-GAAP. Total Fast Forward charges, therefore, totalled £161 million with more than half of that being people-related, mainly severance, with the majority of the remainder being incurred on the rationalisation of our property portfolio.

        As a result of the increase in restructuring costs and small increase in amortisation charges following the Multex and AVT acquisitions, operating profits in Reuters were down from £195 million last year to £174 million in 2003. Continuing down the Reuters profit and loss account, you see a marked improvement in the contribution from our joint venture and associate companies in 2003. Almost all of this is explained by a £30 million reduction in our share of TIBCO losses, which, you will recall, were burdened by heavy restructuring charges in 2002.

        Radianz losses were at the same levels as the previous year with an improvement in trading performance driven by a 53% increase in third party revenues being offset by impairment charges and restructuring costs as Radianz focuses on becoming the extranet provider for the financial services industry.

        Factiva has experienced a reduction in its installed base due to the combined effect of market conditions and a shutdown of legacy offerings but has successfully managed to mitigate resulting revenue declines with cost reductions.

        The number of non-strategic investments in Reuters, which shrunk by 56 in 2002, continues to reduce with a further 17 investments disposed of in 2003 as we continue to focus on the core business as part of Fast Forward. We expect to complete this clean-up in 2004 and our recent TIBCO transaction was a major step forward.

        Interest costs in Reuters were up £8 million to £34 million. This increase was partly due to the Multex acquisition and partly because we wrote off £4 million of front-end fees on our syndicated loan facility mostly in the second half of the year in anticipation of cancelling down a large part of this facility.

        The most significant year-on-year movement arises from the non-repeat of last year’s impairment charge which, you will recall, was mainly a result of write-downs in the value of Reuters shares held in our Employee Share Ownership Trust as a result of the fall in our share price that occurred in 2002. As I have mentioned, the disposals line includes some £17 million of write-downs which are part of Fast Forward but relate to the sale of two London properties. This has been offset by disposal profits on the sale of those non-strategic investments. A combination of all these moving parts results in a pre-tax profit in Reuters of £95 million this year compared to a loss of £123 million last year.

Reuters – impact of currency movements

        I have included my next slide in response to a number of requests to explain how movement in exchange rates from one year to the next affects the translation of our results from the currencies in which they are generated into sterling.

        Looking down the table, you can see how a 9.3% weakening of the US dollar in 2003 has had the effect of reducing our revenues by £95 million, and costs by a very similar amount, with the result that the effect on profits is negligible.

        Contrast this with the effect of an 8.8% strengthening of the euro. With only 14% of our costs in euros compared to 27% of our revenue, you can see how this exchange rate movement has materially improved our operating profit in 2003.

        The net impact of exchange rate movements, after taking account changes in the currency mix, was to reduce our revenues in 2003 by £19 million and increase our operating profits by £28 million. The combined effect of these movements is a 1.2% improvement in operating margins. As you are aware, the US dollar has continued to weaken into 2004. We have calculated that if rates were to stay at today’s levels for the remainder of 2004, we would see 7% knocked off our revenues but with no material impact on our profits.

Reuters – revenue by type

        Let us go on to look at revenues, first by type on this slide. Recurring revenue is down 10.2% in the year on an underlying basis and down 9.8% in the fourth quarter. There are two reasons why our fourth quarter recurring revenue decline is better than was implied by the guidance we provided last October. The first, and most important from a trading perspective, is that the level of net cancellations in the fourth quarter, particularly in October and November, were better than we had anticipated.

        The second reason is simply down to various one-off items, positive retrospective billing adjustments that came through towards the very end of the year. These tend to occur more frequently around the year end, and you will recall we had a similar picture last year, and they were large enough to flatter our fourth quarter recurring revenue decline by about 1%.

        Total Outright revenue, which is now just 4% of total revenue, was £105 million, down 39% in underlying terms. We continue to withdraw from certain bespoke solutions businesses as part of Fast Forward, tightening our focus instead on three main areas – Risk Management, Market Data Systems and Treasury Solutions.

        Finally, Usage revenue is down 10% on an underlying basis. This conceals a 20% increase in our dealing matching revenues driven by higher volumes in volatile foreign exchange markets, and enhancement in our product range.

Reuters – recurring revenue by product

        Working round the pie, the headlines are that revenue from our Premium products, the yellow part there, which are 3000 Xtra, Dealing and our upper tier BridgeStations, were £730 million – up 9% on a like-for-like basis. At the period end the number of installed and revenue-generating premium accesses was 102,600 up from 93,700 a year ago.

        The fourth quarter was a particularly strong quarter for installations of our premium products – 5,700 net new installations representing a 6% increase on the installed base at the end of September.

        As in previous quarters, this growth has been driven by 3000 Xtra which saw a net increase of 18,000 new installed accesses in 2003 – up 35% from the end of 2002. It is pleasing to report that sales of 3000 Xtra are coming increasingly from new business and from new installations at existing sites. Together these contributed 7,000 new accesses in the year. The balance has come from upgrades of mainly 2000/3000 series products.

        Average revenue per access for our premium products has continued to hold steady with positive mix effects offsetting a slight decline in 3000 Xtra pricing, mainly the result of a strong take-up of 3000 Xtra by our larger customers who gain the benefit of higher volume discount as they grow their installed base.

        The main revenue decline in 2003 has been in our legacy 2000/3000 products as customers upgrade to 3000 Xtra or as cancellations eat into the installed base. Revenue from these products was £363 million.

        During 2003, migrations to 3000 Xtra accounted for about one-third of the reductions in 2000/3000 accesses because the migration rates grew strongly in the fourth quarter. In 2004, we would expect to see a significant change in the migration patterns. Based on customer feedback following the launch of Reuters Trader, our expectation is that over the next two years approximately 25% of the 75,000 remaining 2000/3000 series accesses will migrate to 3000 Xtra, with between 50% and 60% moving across to Reuters Trader or its mid-tier equivalent.

        Revenue from all other mid/low tier products, some £272 million, has earned 14% in underlying terms, with the main access losses being in the lower-priced domestic products where market conditions have been at their most severe. The very encouraging performance of our new US domestic product, NACAP, and the recent launch of domestic versions of Reuters Trader in Europe, will enable us to compete more effectively in these domestic markets.

        Recurring revenue from all other sources totalled £1.1 billion. About one third of this, some £361 million, was exchange fees and other pass-throughs. These revenues were down 13% in actual terms and you will see the equal and opposite cost decrease on my cost slide. Most of the remainder of this revenue comes from products and services that focus on the needs of the enterprise rather than the individual end-user. Revenue from these enterprise-wide products totalled £588 million in 2003, almost 25% of our total recurring revenue. With a strong performance from our Risk Management offerings and good growth from our enterprise-wide information products sold to the mid and back offices, these revenues were down just 3% in 2003.

        Finally, to complete the picture, our media business with revenues of £142 million, also performed well in what was a very busy news year.

Reuters – revenue by customer segment

        This is our revenue split by customer segment. I will touch briefly on each of the segments since this will be the last time that we will report by customer type before we change to the revised segment organisation based on how our customers actually work together. For example, the new Sales and Trading segment covers both buy side and sell side traders. The team, led by Devin, will be giving you the insights and the historic data that will expand your understanding of the key drivers in each of these segments at the teach-in that we have scheduled for 2 April.

        Coming back to the 2003 performance, Treasury revenue was down 10% on an underlying basis. Centralisation of trading desks into large centres is the main driver of the full-year decline. However, contraction was less marked in the second half of the year as our customers have benefited from increased volatility in foreign exchange markets.

        Revenue from Investment Banking fell 17% on an underlying basis, driven mainly by headcount reductions, most prominently in those European mid-tier banks that were withdrawing to niche markets or reducing geographic coverage.

        The revenue in the Asset Management segment fell 12% on an underlying basis, compared to a fall of just 4% in 2002, confirming that this sector has been somewhat late-cycle in addressing margin erosion and revenue lost through cost-cutting.

        Media revenue has proved much more resilient, with the result that the Corporates & Media segment was showing an underlying fall limited to 5%. Online services are showing signs of improvement after declines in 2001 and 2002, whilst our core media services have been in demand, particularly due to our well-regarded coverage of the Iraq war and its aftermath.

Reuters – operating cost movements

        Moving on to costs, this slide shows that we have reduced our costs by over £300 million in 2003. The largest contributor to this reduction and the first blue block on the slide represents the programmes that we put in train back in 2001. These delivered some £210 million of savings, which was very much in line with our expectations. Add to this the reduction in once-off investment in these programmes that amounted to £50 million in 2002, and the total contribution to the year on year fall in operating costs from the old Business Transformation programmes was £260 million.

        The next block of £75 million shows the savings we have delivered from the Fast Forward programme. These are £30 million of our initial target announced in February 2003 and some £20 million better than our updated view at the interims. Of the 1,500 staff who were made redundant in 2003, 1,150 left as a result of the Fast Forward programme, with the balance representing the tail end of our legacy programmes. As a result, £57 million of the Fast Forward savings were people-related, with the majority of the balance generated from property rationalisation. Our target for savings from Fast Forward remain £440 million and we are pleased to have got a little ahead of ourselves in delivering this amount as we go into the second year of this plan.

        As I have already explained, exchange rate movement – in particular, the weaker US dollar – have had the effect of reducing operating costs by some £49 million.

        Restructuring charges, which totalled £134 million in 2003 were £22 million higher than in the previous year.

        ‘Other movements’ included an underlying inflationary impact, offset by efficiency savings that come outside of the Fast Forward programme. We have estimated the net effect of these two to be about £56 million. Other factors include the impact of acquisitions, mainly Multex, offset by the savings that result from lower exchange fees and other recoveries.

Reuters Group – financial performance

        This slide shows the consolidated results for the Group. Clearly, the biggest single reason for the turn-around from a loss of £493 million in 2002 to a profit of £49 million in 2003, is the significant reduction in impairment charges. The two big items you will recall from last year were a £147 million charge taken to reflect the fall in the market value of the Reuters shares held in the Employee Share Ownership Trust at that time, and a £208 million impairment charge related to the carrying value of Instinet goodwill.

        Other factors contributing to the year-on-year profit turnaround are the improvement in pre-restructuring operating margins that have more than compensated for the revenue declines in both Reuters and Instinet, and a £43 million reduction in restructuring charges across the Group, including affiliates.

Reuters Group – cash flow

        I now move on to the cash flow movement for the Group, which I have split between Reuters and Instinet.

        In Reuters, operating cash flow, after the cash costs of restructuring, was £290 million. This represents a profit into cash conversion ratio of 107%. Capital expenditure in Reuters was £123 million, down £17 million from 2002 levels and, as we have seen in previous years, was well below the depreciation charge in the year.

        After deducting cash, tax and interest, Reuters generated free cash flow of £197 million, providing cash cover of 1.4 times the proposed dividend.

        The payment of the 2002 final and 2003 interim dividends, together with the cash costs of acquiring Multex, took Reuters net debt at the end of December to £610 million. As I have said, receipts from TIBCO and other disposals since the year-end have reduced our net debt levels by some £300 million.

        Looking ahead into 2004 and 2005, we expect capital expenditure levels in Reuters to be at, or even slightly above, 2003 levels, as we invest in our data network strategy and build out our new offices in Canary Wharf. Capex will start to fall again after the completion of Fast Forward.

        Instinet, too, have been managing their cash very effectively, with the result that they were nicely cash positive over the year and held £533 million in cash or cash equivalent on their balance sheet at the year end.

Trend in Reuters net sales & recurring revenue

        I have added one new slide, which I thought might be useful as a prelude to our view on the prospects of the first half of 2004. This slide shows the quarterly underlying recurring revenue movement of Reuters for each of 2001, 2002 and 2003 (the blue bars). It also shows in the form of the red line how our average quarterly net sales or cancellations have trended through the last three years.

        What do we take away from this slide?

        First, it illustrates very clearly that the last quarter of 2002 appears to have been a low point in the cycle in terms of cancellations and that we have been on a gradually improving trend ever since. The nice thing that has come through in our revenue performance, hence the statement we made on 15 January when we released our short trading update, is that we are confident that we have passed the inflection point in the rate of our revenue decline.

        Secondly, the fact that net sales did not dip in the fourth quarter of this year is consistent with the views we were expressing through the last couple of months of 2003, that there did not seem to be the same level of cost panic among our customers as we had experienced at the end of both 2001 and 2002 when – as you can see clearly from the slide – net sales in the fourth quarter of those two years dipped sharply.

Reuters – 2004 outlook

        To lead into my final slide, I can tell you that net sales in January were the best we have experienced since May 2001, which is just as we expected at the time of our trading update. For the first quarter as a whole, we, therefore, expect the net sales cancellations line on this chart to continue its gradually improving trend. With this as a backdrop, we are confirming the guidance we provided in the middle of January, that we expect our first quarter recurring revenue decline to be 9% or slightly better. Still on recurring revenue, we expect to see some further gradual improvement in the rate of decline into the second quarter.

        On the cost side, we expect to deliver a further £145 million in savings from Fast Forward in 2004, taking our cumulative savings from the programme to some £220 million in line with our initial view back in February of last year.

        Finally, we expect to spend about £125 million in restructuring charges to deliver these savings, again pretty well in line with our expectations. With that, I shall hand over to Tom.

Tom Glocer, Chief Executive Officer

Status

        Against this backdrop of sound financial results, I want to update you today on signs of improvement in our market and in our competitive position, where we are in the transformation of the core business after a successful first year of Fast Forward and the steps we are taking to simplify and generate value in our portfolio. I shall finish today by talking about what I see as our key tasks for 2004.

Signs of market stabilisation

        Let me start by taking a look at market conditions. It is now clear that there is a cyclical recovery going on in financial services but the pattern is not uniform. The US is in a major recovery, Asia is in a modest one and Europe is still lagging but finally showing some signs of improvement. However, the increase in our customers’ profitability has so far been driven mostly by cost-cutting and trading scale by which I mean more trades being handled electronically. So we are planning on the basis that our customers remain decidedly cost conscious.

        Looking at the structural pressures, we really have not seen anything new this year but the pressures that we identified last year remain at play. Over-capacity is still an issue, particularly in Europe, and we are also carefully monitoring the ever-increasing levels of regulatory activity. It is worth noting that this presents opportunities as well as threats, so, for example, a buy side made more cost conscious by the threat of soft dollars ending is more likely to take a look at Reuters segmented product approach, and any move towards greater transparency tends to be good for Instinet’s business.

        In terms of competition, there is an improving outlook for us. Our competitors really did not do anything breathtaking in 2003 but we remain vigilant. The improvements that we have been making to our own product line and to service are beginning to translate into new business for us.

Competitive wins

        Looking at competitive wins, we are really starting to see the benefits of our approach to segmenting the product line to provide the right product at the right price. In the premium tier, as David mentioned, we sold 18,000 positions of 3000 Xtra last year and 7,000 of these were new business for us and many of those competitive displacements. Half of that new business went to existing clients, including nearly all of our major accounts: Goldman Sachs, Barclays, Bank of Tokyo Mitsubishi, Deutsche, Rabobank – the list goes on. We are also selling to new accounts like hedge funds thanks to the thin client version of 3000 Xtra, which has now sold over 1,200 positions.

        In 2004 we will continue to invest in and improve our premium products, including an important extension to our transaction capabilities. You are already familiar with our market-leading transaction services in Treasury but we have also built out our order-routing network to include over 1,000 institutions on the buy side, connecting with 250 banks and 100 brokers on the sell side. All told, I really feel that the premium tier has now come together and is competitive.

        In the mid tier, we launched Reuters Knowledge for investment banking and Reuters Trader in the second half of last year. It is fair to say that we have had a few teething problems with these new products that have slowed down their roll-out but these are now getting sorted. We sold around 800 positions of these new products since October and the pipeline is coming together nicely. I would be disappointed if we did not sell several thousand new positions of these products this year.

        We have also made good progress in developing our Enterprise business, and we have a unique competitive advantage here based on over 20+ years of experience. This business generates over £500 million in once-off and recurring revenues for us, as David showed on his pie-chart.

        There are four components of our Enterprise approach that I particularly want to highlight today. First, at large sites we do not just sell terminals. Our market data systems power the applications which give our customers their competitive advantage. As Trading Technology Week noted, more and more customers have joined the exodus to Reuters Market Data System (RMDS) this year including Credit Suisse, Merrill Lynch, UBS, Goldman, all the major European central banks, such that RMDS really is the new market standard. To the extent that we have any competition here, it is really from in-house systems.

        Secondly, with ownership of the Enterprise plumbing comes a great opportunity to sell not only real-time data but back office feeds as well. This business, which we call the Enterprise Information Products, grew 50% last year displacing larger incumbents like IDC and Telekurs in many locations.

        Thirdly, our Risk business continues to do well, with Nomura and Santander among 54 new sales. Total revenues for risk management now total £86 million.

        Finally, the nature of the relationship with our largest clients is changing. We are partnering with them to help them distribute their data, analytics and trading applications through to their customer base. Our global reach, open technology and our open commercial model makes us the natural partner to the sell side. Last year, 2003, saw such deals with JP Morgan, Deutsche, CSFB and we have more to come this year. All in all I am feeling much more comfortable with our competitive position as we head into 2004.

Fast Forward on track

        Let me move on now to Fast Forward. We have completed the first year of the three-year programme and we have a great deal of work left to do, but I am pleased with our progress so far. What Fast Forward is really about is transforming Reuters product line, cost base and our culture. By now you should be familiar with the six strands of Fast Forward which is how we have organised the work internally. Today I want to focus on the end result that our customers, partners and investors are going to see. This is a key change which is at the heart of our culture and behaviour strand of Fast Forward, which is turning our focus away from being so internally driven and looking at the changes from our customers’ perspective, and in particular how are we going to improve the product line and the service offering for our customers.

        Today I am going to talk about Fast Forward in a slightly new set of terms where we will be more competitive, less complex, more service-driven and more efficient. I will take each one in turn. By the way in questions I am happy to go back and answer per the original six strands.

More competitive – Treasury franchise

        First, about becoming more competitive. I have already talked about this in general. I want to take our Treasury business as a specific case study because this an area that some of you have worried is under attack from the Bloomberg EBS alliance. This is the traditional inter-bank market where we have an integrated product offering which spans information, analytics, trading and post-trade risk management and settlement.

        In information products customer satisfaction with us remains high. We are again named best electronic news service and best information vendor for FX pricing by FX Week, and we are going to continue to add data and analytics in particular growth areas. For example, we have offered options pricing and analytics from SuperDerivatives and we are adding additional credit default swaps rates as well.

        Our Conversational Dealing community remains strong. We are now doing about a million conversations a week among the 17,000 users. On Matching, as David mentioned, we had a stellar year with revenues up 20% and good growth in both spot and forwards. We already have broader coverage than EBS with both forwards and spots and we are launching a new swaps product on the same platform in the first quarter. By the way, we do not view Treasury as just a business in decline that can only be defended. The business model itself changes to be less one about bums on seats and more about capturing a greater share of revenue from the throughput of automated transactions. We see an interesting potential for growth.

        We launched a business that we call our Reuters Automated Dealing business off the back of our acquisition of AVT. It is perfectly positioned to help us profit from these changes in market structure. Reuters Automated Dealing automates the trade flow among corporate treasurers on the buy-side, the trading desks of smaller banks in the middle and the sales desks of large banks and their automated pricing engines in the centre. Adoption of that trading model is beginning to increase rapidly so UBS recently announced that they are doing 11,000 trades per day on their FX Trader system which is built on the back of Reuters Automated Dealing platform. We have increased our client list in this sector by about 25% last year to include Merrill Lynch, HSBC, JPMorgan, and we have a good pipeline forming for this year.

        Risk Management is another area I flag which saw a good growth last year and we are expecting again this year. We are going to continue to invest to grow this business and it is also a good example of how we are poised to benefit for regulatory change such as Basel II.

        To summarise, here in Treasury we are working hard to maintain the strength of our franchise. We are watching EBS and Bloomberg carefully, but we know that from talking to our own customers it is going to be hard for them to take share here. We are excited about the opportunities to develop our franchise in areas where our customers are active but the competition so far is not.

Less complex

        The second area in Fast Forward I would address is how we are making Reuters less complex. Here I see three key steps – first, simplifying the product line so the sales teams know what to sell and customers know what to buy. We are making good progress here as well. We have the product range down from around 1,300 products, where we started, to 550 as of today. We are aiming to get down to 50 desktop Information Products by the end of 2005, which are going to be grouped into four product families that you are going to be hearing more about.

        I will go through them. First, the premium family where 3000 Xtra and BridgeStation are converging to provide a cross asset sales and trading desktop with full analytics and transaction capabilities. Second, the Trader family, which is aimed at sales and trading professionals but those who do not need the full sophistication and integration of the premium products. Third, the Knowledge family for the research advisory and corporates market. Finally, the Wealth Manager family for private client advisors and retail brokers.

        The second step is providing customers with the right product at the right price, also the common backbone to leverage our cost base. In 2003 we laid good foundations here with the launch of Reuters Trader and Reuters Knowledge and the global build-out of the new Reuters Distribution Network. We also made real strides in building out and strengthening the Reuters Messaging community and focusing on increasing usage among our 50,000 active users.

        In 2004, we are going to build on these foundations so there are new versions of 3000 Xtra (4.6) and BridgeStation (8.2), new data such as for credit derivatives and fixed income and new functionality such as Reuters Messaging connectivity to AOL, MSN and Lotus.

        We will also launch a couple of new products to fill gaps in our line-up. Global Advisor in the Wealth Manager family is aimed at one specific gap, the so-called 3 series underneath Xtra and, say, Reuters Trader, and we are going to launch domestic variants of the Reuters Trader product so that we can hit specific domestic markets.

        Finally, the third point under getting less complex is all about migrating customers to our new products, and this year’s challenge for me is to put the whole weight of the organisation behind migrating our customers to the newest Reuters products so they see Reuters at our absolute best. Our main effort here will be directed at migrating users of the legacy 2000 and 3000 series to products such as Xtra and Reuters Trader.

More service driven

        The third point under Fast Forward I would like to touch on is making Reuters more service driven and, again, this is an area where we began to make progress last year. As you can see from the slide, we have improved customer satisfaction across the board. It is particularly pleasing that we have improved satisfaction in areas where we have been investing in particular: in training, where we have increased investment by 50% last year; in help desks where we have invested in new customer relationship management and telephony systems that route incoming customer queries automatically to the relevant product specialist, and in account management where we have raised the quality and market knowledge of our staff.

        The recently released annual Kimsey study of UK dealing rooms provides independent validation that these changes are getting through to customers though Reuters was rated more highly than any other competitor in seven of the 11 categories it covers, including “Value for Money”, “Reliability” and “Experience of Vendor Staff”.

More efficient

        Last but not least, I want to talk about making Reuters more efficient. I have absolutely no intention here of taking my foot off the gas, even if there are signs of improvement in market conditions. We have two years of hard work that remain in front of us but I am pleased with the progress we have made to date.

        David has already gone through the success in terms of bringing forward Fast Forward savings. We did £75 million last year rather than the £45 million we originally thought, or the £55 million that we signalled at the half-year. The savings came from concentrating development activities a smaller number of locations, a greater use of our business service centres and a shrinking of our corporate centre. A total of 1,500 jobs were eliminated last year, which was offset by about 500 new hires coming in for customer service roles and in the Bangkok development centre.

        As David said, in 2004 we will be targeting additional Fast Forward savings of around £145 million to bring us to £220 million in aggregate for the year, and we will spend around £125 million in charges to get there.

        I want to emphasise the progress we have made this year in reshaping our cost base to form a better platform for the future rather than just simply saving money. For example, we have begun to tackle the thorny issue of the distribution of our staff in expensive city centres by consolidating functions in places like St Louis and by off-shoring development and content activities through Bangkok and Bangalore. We now have over 300 employees in Bangkok which will double over time, and we expect to have some 350 employees in Bangalore by the end of the year. All in all, we are well on the way to having taken more than £900 million of costs savings out of the business by the end of 2006, which is about one third of our total cost base, the one we inherited in 2001. The important addition is that we are reshaping the nature of the cost base as we take costs out of the system.

Value from the portfolio

        Now I would like to turn attention to the portfolio where the plans are to continue to clean up, simplify and realise value. I see our portfolio companies as being at different stages in their evolution. The relationship with TIBCO has been the most mature and that has allowed us to do the recent sell-down. Instinet is coming together well but it is not yet at the same stage as TIBCO, and at Radianz we have a lot of operating work left to do.

        You have seen the work we have completed over the last 12 months to reform our contractual agreements with TIBCO and to sell down most of our holdings for $563 million in proceeds, so rather than TIBCO I shall focus more on the future, on Instinet and Radianz.

        At Instinet we have worked really hard over the past year to get it to run rate profitable state as well as having taken cash out in the dividend the year before and having engineered the merger with Island. I believe that Instinet still has further to go. It is in a strong position with the mutual fund scandal in the US, the New York Stock Exchange under pressure to change its trading rules and other regulatory initiatives towards greater transparency, because Instinet remains the most transparent, the most auditable and the most efficient way to trade.

        The NASDAQ market share of Instinet is on the way up again as well, so it hit 31% in December, up from 28% in December ‘02 and up from 10% if we think back to the state Instinet was in two years ago. Instinet was again ranked either No.1 or No.2 in all of the Plexus Broker studies.

        In short, we still see a lot of value in Instinet and, having worked really hard to turn Instinet around, we can now shift our focus to helping Instinet profit from the opportunities that exist in its marketplace.

        Over at Radianz, our relationship is still relatively young compared to, say, Instinet or TIBCO, and our focus is highly operational. Our objective is to work with Radianz to reduce our network costs and improve the service that we provide to our customers and, at the same time, to position Radianz to generate more value for its shareholders by becoming the Extranet for the financial services industry.

        Radianz has already made quite good progress in building its business with third party sales last year to Thomson Financial, demonstrating what an independent platform it is, to the Hong Kong and Australian stock exchanges and to State Street Bank. In total third party revenues grew by over 50% last year, which is a good sign for Radianz.

        Success for Radianz and value for Reuters lie in the appeal of Radianz as a neutral market infrastructure provider and, in the mid to longer term, we at Reuters see a stronger Radianz increasingly independent of Reuters ownership.

Key tasks

        Let me turn to what I am going to do this year.

        When I laid out our Fast Forward programme last February, I said that our priorities would be to execute on the Fast Forward plans themselves; to improve customer service; to launch our next generation products; and to continue to drive down costs.

        A year on, I can look back and say that we did those things and I am proud of our achievements but, guess what? This year is about more of the same but at a faster pace – especially around client migrations. There are a couple of other things that we need to do too.

        First, as I mentioned earlier, we are developing new transaction capabilities for our core products. We call this, somewhat predictably, our next generation transactions strategy. Secondly, we are increasing investment from existing resources in promising growth areas such as Risk and the Enterprise Information Products.

        Executing on these priorities and realising value from the portfolio will keep me pretty busy this year.

[Pictures]

        Finally, let me address a few words to my colleagues at Reuters, many of whom are watching this presentation on the webcast and who follow our results as closely as anyone in this room.

        Things are getting better but we still have a long way to go. I laid out Fast Forward as a three-year programme for a reason. What would really damage our recovery at this point is any suggestion that Reuters is backing off from our commitment to radical and rapid transformation. We cannot afford to ease up on reducing cost or staffing levels, or on the cultural changes which are underway in every corner of Reuters, especially around customer service.

        We are an innovative and creative company but that creativity must be channelled into finding new areas of efficiency and growth in our core business, with only very disciplined expansion beyond that. Nevertheless, if we can execute in the second and third years of Fast Forward as well as we have done in the first, our future is a very exciting one.

      Thank you.

Questions & Answers

                David Grigson: We will be taking questions from the floor, over the telephone and via the webcast.

                Guy Lamming (Cazenove): My first question is for David. When you were on slide 13, I think I heard you say that there would be further gradual improvement in the rate of decline. Do you mean that it will go from –8% to –7%, -6%, -5%, or from –8% to -6.5%, -4.5%? What do you mean by rate of decline?

                David Grigson: I put the chart up because I hoped it would be helpful in giving you a sense of exactly what we mean by rate of decline. The red line on there, which is the gradual improvement we have seen through 2003 in our net sales/cancellations performance, is an indicator of what our revenue growth will look like, or what the rate of decline in revenues will look like over the next few quarters. I cannot predict what will happen to that line through 2004 but we hope it will continue to improve, and we hope it will continue to improve at a faster pace. However, right now we do not see anything that indicates that anything other than just an extrapolation of that line is the basis on which to work.

        You can work from there and run a parallel line across the revenue growth and end up with the gradual improvement we have been talking about. I have avoided being specific on the basis that people in this room can form a judgment on what they think the gradient of that line will look like.

                Guy Lamming: I have a question for Tom next. Could you give us some quantification, if you have it, of your exposure either in terms of dollars or terminals through softing, both in Europe and in the US and, if you have it, between both terminals that are explicitly paid for by softing, but also the exposure, the part of the industry which buys your terminals for itself but which is funded through softing arrangements?

                Tom Glocer: First, I will give you the figures I have, and then some colour around them. We estimate that in the UK, which for us is basically a proxy for Europe because it is where most of the softing goes on, the total amount that we soft directly is £13 million of revenue. In the US, because of the position of Bridge with Bridge Trading, it is about $90 million.

        That said, there are a couple of points to make. First, no one, even with their soft dollars, is spending on services that are just sitting in the corner, unused. Under no scenario do we think that it all goes away. Secondly, we think that a more cost-conscious buy side, coupled with Reuters products coming of age for the buy side, means that we have opportunities there as well, so that it is not only a threat.

        The third point is that the regulatory picture is anything but clear. In the UK, it seems to be pushing out and out and out. Now there is talk that there will have to be another consultation period and paper before anything happens. In the US, it is rather all over the place. Some firms, such as Putnam for example, have already just adopted a ban on softing and a number of others do too. To the extent that there is an effect, it is already in the numbers. It is not at all clear which way that will go. There has been legislation that has been introduced by Senator Shelby’s committee but it is not currently being given much chance of success.

                Polo Tang (UBS): I have three questions. First, moving to the longer term when do you think that longer-term revenue growth and margins for the core business can be. In particular you talk quite a lot about the FX business and for the top line for that business, what do you think that can do? Second question: you mentioned teething problems in terms of some of the mid tier products, can you just describe what those are? The final question is in terms of Fast Forward cost savings, you kept the target at £440 million, but do you think there is any scope to increase that target of £440 million? Also what has been the impact in terms of exchange rates on that target?

                Tom Glocer: I will tackle the last two. First, in terms of Fast Forward still increasing, we think we have plenty on our plate now, so although we have brought forward savings this increases the certainty towards hitting the full £440 million. We are not looking to increase the total amount. Obviously if the savings are there we will look to take them.

        I will let David hit the currency point when I have also given the long-term growth point. In terms of the teething problems on the mid tier products, I am probably as much to blame as anyone in Development for this. It is very much the strategy we have of achieving a common platform which has been slowing down the roll-out of those products. I would have liked to see it happen further and more quickly, but we are basically now working in serial rather than parallel because we are trying to achieve both, say, Trader and Knowledge share a common desktop. We think we have the problems behind us but we will wait to see the releases that are coming out over the next month, but in general we are optimistic there.

                David Grigson: It is encouraging we are being asked questions on margin and growth prospects at this point, but on the revenue line at least attend, if you can, the teach-in we have planned on 2 April, because Devin Wenig and his team will be looking specifically at our new segments and addressing precisely that issue in terms of just where the opportunities are and how well-positioned we are take advantage of them. I can be a little bit more explicit on the margins because we gave a margin target some three and a half years ago now where we said that we thought this business should be operating in the 17-20% range. We did not anticipate then that we would see the level of dip in depression in financial services that we have experienced over the last couple of years, but in achieving a 15%+ margin this year we have clearly nudged ourselves closer to that target.

        We also qualified that target by saying we would only really expect to be in that range when we started to see revenue growth. We do not expect that in 2004. We can say there that those qualifications still hold. That target range feels appropriate to us but we will need to see revenue growth before we can confidently predict being inside it.

        On the exchange rates, the fact is £440 million is a little bit harder for us given the weakness of the dollar because in so far as the savings are coming from the US there are going to have to be more of them to hit that number. So in a way, although we did not mention it, the £440 million is a bit more of a challenging target now than it was a year or so ago by a small amount. We are sticking with the £440 million on the basis that the way that we can see those plans coming together and what they are going to throw out looks to us like that is an achievable target.

                Polo Tang: Going back to the first question then, can you give us a rough range in terms of what you think top line growth for the company can be, and the FX question as well on what you think your FX business can grow at?

                Devin Wenig: The mix in FX is changing substantially, as Tom said, from a model where we are selling subscription revenue to a model where we are taking part in transactions. I would not want to give you a figure, but what I would say is that increasingly we are looking at the FX business as driven in its future growth by our participation through automated dealing in a share of the overall transactions in the market, more than just a subscription business. We are seeing excellent customer take-up of the automated dealing model. I look at the future in FX as us enabling and helping run the FX market as much as us just selling information solutions back to the number of traders in the market.

                Colin Tennant (Lehman Brothers): First, just on the sales versus cancellations that you were talking about, I wonder if you could give us a little bit on the geographical split of that. You mention that US is good, but how far are we from being net sales positive in each of the regions? Are cancellations coming down or are sales actually picking up? I guess on that longer term gradual slope, if you like, if that red line were to pop up to net sales positive in quarter two or three, could we then be extrapolating out for next year moving to a positive number?

        The other question was on some of those contracts. You mentioned the UBS one today, Goldman Sachs was the other one announced last year. I wonder if you could update us on the progress with the Goldman Sachs one and maybe give us a little bit more colour on how that UBS one works.

                Tom Glocer: I will start with the one I can remember which is the last one and pass to David who has taken a calculus class more recently and can speak to the second derivative of that curve!

        One of the hallmarks of these bigger deals that we are doing and partnering with our clients is people basically do not want us to talk a lot about them, in particular when it is an issue of displacing competitors with whom they have investment banking or other relationships. There is not a lot I can or should say about it. On Goldman, in particular, I am sure they would not mind me saying it appears to be going quite well. I have been over walking the floors in equity and fixed income trading in New York and London. Reuters terminals are going in, both BridgeStation, largely in the US, and Xtra. Satisfaction levels seem to be good and we are getting encouraging signs.

        UBS is a major enterprise approach. It is not alone. I feel a little bit bad we left out Lehman in this list, but we have a good programme going on there as well. There is a sense on the sell side that Reuters is a natural partner and therefore easy to do business with at the moment. Secondly, because we are so focused on taking up our game, both in terms of the quality of the products and the customer service we are beginning to put out, we are making it easier for customers to do something that they have a natural bias in their business to want to do.

                David Grigson: We are doing more of the same in terms of the trends that we have been explaining over the last few months which is that the US is definitely recovering and recovering much more rapidly than anything we are seeing here in Europe. The US was not positive in the fourth quarter. It was positive in January and there is a reasonable chance that it will be positive in the first quarter. Do not forget a single month does not necessarily give you an indicator for the quarter as a whole. It is yet another demonstration that the US is picking up rapidly. It has been driven clearly by both lower levels of cancellations and increased levels of new sales. More emphasis on the new sales, I am pleased to say, than on the lower levels of cancellation.

        In Europe it feels a little bit more tentative. Clearly there were negative in the fourth quarter and we would expect them to continue negative in this quarter and for some quarters ahead. The level of progression there is more difficult to predict. ‘Tentative’ is probably a reasonably good word to describe it, and it is the principal reason why gradual is our prediction on the shape of that curve going forward.

        On the shape of the line and what happens if it tips upwards, yes, first of all it would be wrong for anybody to leave this room with a sense that it is likely to go positive in the second and third quarter. It is not. Our view is that it will stay negative through both the next two quarters. If it starts to get closer to positive territory towards the end of 2004, then that clearly would signal a slightly better performance in 2005, but it is too early for us to call that. With the recovery in Europe likely to remain tepid and tentative, that is not a prediction we are going to make.

                Simon Baker (SG Securities): I have three questions. First, in terms of the market intelligence that you have shared with us in the past, previous results suggested that you are broadly in line with the achievements of Bloomberg or getting close to it. I wonder whether you have an update on that situation? Secondly, back to the Fast Forward target for 2004 and perhaps another dimension to what has been asked already, as far as the record you have been building up on the delivery for the timing at least, is there perhaps the prospect of the £145 million being a little higher this year and, if so, at what point might you have a better idea that that would be the case? Finally, Tom commented on being much more comfortable with the competitive position: is that across the entire portfolio or should we be a little more cautious on the mid-tier end where Thomson, anecdotally at least, appears to be discounting quite severely with the $250 list price being reduced to $150?

                Tom Glocer: I think that you should definitely be more cautious and I did not mean it to apply right across the board in terms of being more competitive. I meant it in two places really. One is in the sense that 3000 Xtra, in particular, has now finally come of age and it is a damn good product, which is borne out by not only the large number we sold in total but the number of new positions. There are no positions remaining in the finance world, so far as I know, where somebody has not heard of Bloomberg or Thomson yet, so these are all competitive wins in a sense.

        The second sense is that I feel more comfortable that the strategy of segmenting the product line is beginning to show. Especially in these large Enterprise deals, people say: “Yes, I get it, not all my people do the same thing and not all of them should pay the same price, as there are different values in different parts of my operation.” The margin in investment banking is different from in NASDAQ spot trading, so why should they use the same box?

        On over-delivering on Fast Forward, if we are going to err, we will try to do so slightly on the side of over-delivering. What we are shooting for in each case is the target and to be comfortable that we can achieve it so that, if there is a £5 million hiccup, we still make the target. We are not planning on over-delivering, the number we have given you now is, as of today, our very best estimate of what it will be. As to when we will have a better sense of it, I would think, because of the nature of the business, by the half-year results we will have a sense as to whether or not we are ahead of it.

        Finally, as far as market intelligence, did you mean specifically whether we have any intelligence on what the competitors are doing?

                Simon Baker: Absolutely, yes.

                Tom Glocer: The best thing is for you to ask them directly. The situation we are watching closely with Bloomberg is the EBS alliance. There is no huge development there, they have continued to put out many free terminals to encourage the use of EBS. So far we have seen plenty of people saying thank you very much, I will take a free terminal for six months, but there is very little sign that that is encouraging people to have any conversations on EBS Trader which was out there for a couple of years to start with.

        The other development that we are waiting to see is whether or not they launch some form of datafeed, which is variously referred to as “fat pipe”. They have threatened to do so at various times in the past and we know they are talking to clients about it. However, we have nothing more specific including pricing or what its capabilities are. Over at Thomson, there is nothing particular to add.

                Paul Sullivan (Merrill Lynch): The previous questioner touched on pricing but can you talk about the price points that you are offering to secure these contract wins in the mid-tier, whether there is still a sense of pushback from clients and you discounting?

                Tom Glocer: The mid-tier is relatively early in its evolution and there is no question that for those customers that bring value to us as well, as it is a two-way street, we look at each deal. We will not do business that does not make margin sense to us and probably Merrill Lynch from last year is the best example of that. Where somebody is doing the heavy lifting and working with us almost co-developing it, they will get a better deal and that is less in the sense of discounting off list. It is more in the sense of people putting in a lot of work. It is much easier to hang back and let the other guy go through the teething pains, so we have recognised that in a couple of places.

        The only other part that is significant is that people who are contributing particular applications and data where we might have a share on extra revenues coming from using Reuters as a distribution platform for their stuff, otherwise there is nothing particularly new to add.

                Charles Peacock (ABN Amro): With the products that are now available on Trading and Knowledge and your ambitions to sell those more aggressively in the market, what migration do you anticipate may flow from the 3000 Xtra installed base that you have and to what extent have those been over-sold? What is the differential in effective prices between those products?

                Tom Glocer: I expect to see, and we are encouraging, an express migration from 2000/3000. What has been gratifying is the number of people who, in the back end of last year, traded up to Xtra. We were originally modelling around a 20% to 25% upgrade to Xtra but, in the event, it turned out to be more like 33% or a little higher going up to Xtra. We still believe that that leaves a large group of 2000/3000 series users who do not need the power of either Xtra or, say, a Bloomberg professional. We have internal targets which, at this point, we are not sharing but it is a big number and in total you have a percentage we could probably share?

                David Grigson: I said in my presentation that, certainly over the next two years, we would expect of the remaining 2000 and 3000 we would see about 25%, so a slightly lower rate. In a sense, Charles, you should take that as a net number, because if there are more that go up there will be some going the other way, so it would net off. Then 50% to 60% of those 70,000 will move across to Trader or an equivalent mid-tier product, leaving some level of expected cancellation and loss beneath that.

                Charles Peacock: Can you just talk about the effective price?

                David Grigson: From the migrations to date, there has been a small on average price premium, not everybody pays a price premium but on average there has been a price premium depending on quantities as much as anything else. On the movement across, our assumption on price is that, again, on average there will be no price deterioration, certainly through 2004, as a consequence of that move. So we would expect to hold prices pretty well as is on a product-to-product basis.

                Mark Braley (Deutsche Bank): Can I come back to Polo’s question on margins. I imagine that most of us without doing anything particularly brave on revenues probably will be getting to margins of somewhere in the 17-20% range for 2006 purely as a function of the Fast Forward savings coming through. By telling us that it is contingent on revenue growth, are you telling us about the need to reinvest further in customer service, content etc? Why shouldn’t this business make greater margins than the 17-20% range compared with other professional publishing activities?

                Tom Glocer: I feel a little like the coach preparing for the semi-final game: everyone wants to draw him out on how he is going to do in the finals! We have a lot of work to do just to get up into that range, and neither David nor I were attempting to send any special veiled signal in terms of reinvestment. We are reinvesting in areas like Risk and Enterprise Information Products that I flagged but we have been doing that out of the run rate cost base by just being tougher and tougher in prioritising where we put our money. The qualification that we need to see revenue growth holds valid. By 2006, we would be very disappointed if we were not seeing that new growth coming in to help to get us into that margin range.

                Chris Collett (Goldman Sachs): Tom, you said that one of your challenges for this year was the migration of some of your legacy users across to new products. Given that, could you comment on your target, which I think you gave us last year, of £100 million of revenues from mid-tier products, particularly in the light of some of the delays we have seen to the roll-out of products like Advisor, and also given the level of contract wins that we have seen so far today.

                Tom Glocer: We think that number, or close to it, is still a good number. Just to clarify, when we used it we were referring to new products at the time. For us, that includes something like the thin client version of 3000 Xtra. Do not model in the £100 million for just Trader and Knowledge next year – you do not get there from 800 positions today to that sort of subscription volume. However, in total, looking at our new products, we think we will get there, or very close.

                Johnathan Barrett (Teather & Greenwood): One of your biggest targets this year is to move over to the single backbone and migrate all of your clients and get these new products launched. You have not given us any significant indicators on that issue in terms of what you are looking to achieve this year. Could you give us some metrics on where you are with that, your clients, and what you are trying to do – perhaps by the second half?

                Tom Glocer: One reason why I shied away from that this year is because it tends to descend us into deep ‘techydom’ do to it. The vision remains the same. First of all, I should clarify – if anyone has been under the mistaken impression that, even by the end of Fast Forward, we will have migrated all of our legacy users onto this new single architecture, that is a process which will continue well beyond Fast Forward. Fast Forward will have seen us build out that architecture and have the anchor products in the product families to which people can migrate.

        However, there are still an existing 70,000 or so 3000 Xtra out there. Even when we have the next generation 3000 Xtra/BridgeStation converged product, of which we would like to have a prototype by the end of this year to give you one example of an internal metric, the actual swap out of all of the Xtras in the field will stretch us well beyond Fast Forward. The good news there is that this will create continuing opportunities for efficiency as we get onto the single platform beyond the boundaries of Fast Forward, which is really a snapshot that we took so that we could say: “Here is the amount of your money we are going to spend. Here is the £440 million that you will get back. Here is the time when you will get it back, and here is roughly the number of people that we will have in the organisation.”

                Jonathan Helliwell (Panmure Gordon): With the cycle having turned, and you feeling competitively better positioned, on a three-year view do you think we should be starting to think about a return to good, old-fashioned price increases and so on at some stage? Is that a possibility in that timeframe, or is that something I should never think about again?

                Tom Glocer: As I have said before, I believe we have pricing power in particular niches of our market — certainly in the enterprise world. There are not many good alternatives to taking Reuters datafeeds to power your internal applications. You can find them and you can do the work yourself and cobble together direct feeds but that is an area where, theoretically, we would have pricing power.

        My general, long-term view of this market has been one where one should not expect to achieve growth from pricing. In particular, that has influenced the strategy of having a segmented product offering. Since we are still early in rolling that out, I would not expect to see that. Any price rise to the extent that there is one (every year, we raise prices to recover inflation but not beyond that) is being absorbed as the population moves to its segmented offer, or its resting place in that segmentation.

                Paul Gooden (Cazenove): Tom, you have talked about increased sales of thin client versions of 3000 Xtra. Do you have a sense of how significant a trend this is now, and how significant a trend you think it could become? What does that mean in terms of revenues, costs and margins? It seems that you are charging the same for that product but, presumably, your costs are much lower.

                Tom Glocer: Importantly, not only are our costs lower but the customer’s costs are also lower because of the implications on a smaller amount of kit on site. We have sold 1,200 of them and, alone, I do not think that will be a huge, runaway success – it is just that before we did not have an efficient way to get down to the one/two/three terminal site.

        In particular, as the hedge fund community grew and grew over the last couple of years – even before you reached the issue of whether we had the contents and analytics that would be applicable – we could not get there from a delivery point of view unless clients took a trading room system. It is therefore significant for us in the sense of getting our technology into a shape where we can even play in the game. When we get that entry ticket, we have actually done well with it – and yes, we charge the same for it as a distributed version of 3000 Xtra.

                Meg Geldens (Investec): As you look at your competitors, what do you think the chances now are of Bloomberg launching a mid-tier product? Is there anything to that rumour? What would be your feeling today? You have said that you feel more comfortable with your competitive position so what would be your reaction? How do you feel about that potentially happening?

                Tom Glocer: We may be more comfortable with what we are doing but by no means are we complacent about what other people are doing. I really cannot comment on the relative likelihood of mid-tier or not. The interesting question will be, will they release a datafeed product? What would be the nature of that datafeed product? Is there, in effect, a backdoor mid-tier achieved through the pricing of that datafeed? To answer that question on the basis that we could look at it and react, you would have to know a great deal about what is the terminal application, what is the pricing, what is the content – and we do not know any of those things.

                David Grigson: Thank you all very much indeed.

_________________

Preliminary Results

Financial Highlights

David Grigson
Finance Director

17 February 2004

REUTERS

Financial headlines – Reuters excluding Instinet

- Full year revenue of £2,664m, down 11.0%; recurring revenue of £2,456m, down 9.3%
- Profit before taxation of £95m (2002: loss of £123m)
- EPS of 5.0p

Other business performance measures

- Underlying full year revenue down 11.7%, with recurring revenue down 10.2%
- Operating profit before amortisation of subsidiary goodwill and intangibles, impairments and restructuring of £404m, delivering 15.2% operating margin
- EPS before amortisation, impairments & disposals up 9% to 11.8p
- Dividend held at 10.0p
- Free cash flow of £197m; dividend cash cover of 1.4 times
- Disposals in 2004 reduced year end net debt position of £610m by some £300m

REUTERS

Financial headlines – Instinet and Group

Instinet

- Revenue of £540m, down 9%
- Strong fourth quarter performance from both Instinet (Institutional Broker) and INET (Alternative Trading System)
- Headcount reduced by 267 since the start of 2003, down 18%
- Operating loss of £48m in 2003 versus a loss of £339m in 2002
- Cash positive and strong balance sheet

Reuters Group

- Revenue of £3.2bn, down 11%
- Operating profit of £126m
- Profit before taxation of £49m versus a loss of £493m in 2002

REUTERS

Reuters - financial performance

£m	2003	2002	Actual Change
Revenue	**2,664**	**2,992**	**(11%)**
Operating costs before restructuring, amortisation and impairment of subsidiary intangibles	(2,260)	(2,599)	(13%)
Operating profit before restructuring, amortisation and impairment of subsidiary intangibles	**404**	**393**	**3%**
Restructuring	(134)	(112)	
Amort / impairment of subs intangibles	(96)	(86)	
Operating profit	**174**	**195**	**(11%)**
Operating margin	**6.5%**	**6.5%**	
Operating margin before restructuring, amortisation and impairment of subsidiary intangibles	**15.2%**	**13.1%**	

REUTERS

Reuters - financial performance

£m	2003	2002	Actual Change
Operating profit	**174**	**195**	**(11%)**
Affiliates / investment income	(28)	(61)	
Net interest	(34)	(26)	
Amort / impairment of affiliate intangibles	(20)	(201)	
Disposals	3	(30)	
Profit before taxation	**95**	**(123)**	
EPS	**5.0p**	**(12.5p)**	
EPS before amortisation, impairments & disposals	**11.8p**	**10.8p**	**9%**
Dividend	**10.0p**	**10.0p**	

REUTERS

Reuters – impact of currency movements

£m	Impact on Revenue	Impact on Operating Profit
Weaker Dollar	(95)	(1)
Stronger Euro	64	35
Other currencies	10	5
Exchange rate movements	**(21)**	**39**
Change in currency mix	2	(11)
Total currency movements	**(19)**	**28**

- Dollar weakened by 9.3%, Euro strengthened by 8.8% on average against Sterling
- Net impact on operating margin before restructuring, amortisation and impairment of subsidiaries was 1.2% favourable

REUTERS

Reuters - revenue by type

£m	2003	Change Actual	Change Underlying
Recurring	2,456	(9%)	(10%)
Outright	105	(36%)	(39%)
Usage	103	(15%)	(10%)
Total	**2,664**	**(11%)**	**(12%)**

- Underlying recurring revenue decline of 9.8% in Q4
- Outright revenue declined 39% driven by tightly constrained IT budgets and our decision to focus the solutions business
- Usage revenue down 10% due to volume decline at Bridge Trading, partly offset by strong performance in FX and Forwards Matching

REUTERS

Reuters – recurring revenue by product

£588m
Media
£142m
Solutions
Recurring
£196m
Other
Enterprise
£208m
Data Feeds
£184m
Recoveries
£361m
Mid/Low
Tier
£272m
2000/3000 Series
£363m
Premium
£730m

- Premium products revenue up 9%
- 3000 Xtra accesses up 35%
- Average revenue per access holding steady
- New enterprise wide information products performing well

REUTERS

Reuters - revenue by customer segment

£m	2003	Change Actual	Change Underlying
Treasury	1,018	(10%)	(10%)
Investment Banking	712	(15%)	(17%)
Asset Management	630	(11%)	(12%)
Corporates & Media	304	(4%)	(5%)
Total	**2,664**	**(11%)**	**(12%)**

REUTERS

Reuters – operating cost movements

£2,797m
(£260m)
(£75m)
(£49m)
£22m
£55m
£2,490m
2002 BT programmes savings
Fast Forward savings
Currency
Restructuring*
Other movements
2002
2003

*Includes an unfavourable currency effect of £2m

REUTERS

Reuters Group - financial performance

£m	2003	2002	Actual Change
Revenue	**3,197**	**3,575**	**(11%)**
Operating profit before restructuring, amortisation and impairment of subsidiary intangibles	**425**	**379**	**11%**
Restructuring	(178)	(208)	
Amort / impairment of subs intangibles	(121)	(315)	
Operating profit	**126**	**(144)**	
Affiliates / investment income	(28)	(62)	
Net interest	(29)	(20)	
Amort / impairment of affiliate intangibles	(22)	(239)	
Disposals	2	(28)	
Profit/(Loss) before taxation	**49**	**(493)**	

REUTERS

Reuters Group – cash flow

£m	2003 Reuters	2003 Instinet	2003 Reuters Group
Operating profit before restructuring, amortisation and impairment of subsidiary intangibles	**404**	**21**	**425**
Depreciation	150	43	193
Capex	(123)	(8)	(131)
Working capital	(52)	9	(43)
Restructuring	(89)	(45)	(134)
Operating cash flow	**290**	**20**	**310**
Taxation, Interest, Other	(93)	44	(49)
Free cash flow	**197**	**64**	**261**
Reuters dividend	(140)	-	(140)
Net acquisitions	(101)	(2)	(103)
Revaluation of net debt	18	(47)	(29)
Movements	**(26)**	**15**	**(11)**
Net (debt)/funds	**(610)**	**533**	**(77)**

REUTERS

Trend in Reuters net sales & recurring revenue

Quarterly underlying revenue increase / decline (%)
2001
2002
2003
Q1 2004 Guidance
Quarterly average net sales / cancellations (£)
9%
11%
11%
10%
9% or slightly better

REUTERS

Reuters – 2004 Outlook

- Q1 underlying recurring revenue decline expected to be 9%, or slightly better, in line with our January statement
- Further gradual improvement in rate of decline expected in Q2
- Further £145m of Fast Forward cost savings with restructuring charge of approximately £125m

REUTERS

Preliminary Results

Business Update

Tom Glocer
Chief Executive Officer

17 February 2004

REUTERS

Status

- Strengthening financial markets
- Competitive position improving
- Fast Forward on track after 1st of 3 years
- Steps to simplify and generate value from the portfolio

REUTERS

Signs of market stabilisation

Cyclical	- Customer profitability improving - Financial Services headcount rising	↗
Structural	- Continued overcapacity - Regulatory issues remain - Opportunities as well as threats	↘
Competitive	- Reuters now more vigilant & better positioned	↗

REUTERS

Competitive wins

Right product right price

- 3000 Xtra: 18,000 additional positions
  - c.7,000 are new business
- Reuters Trader + Reuters Knowledge
  - c.800 positions sold since October

Distribution partnerships

- Customers joining "the exodus to RMDS"*
  - Credit Suisse, Merrill Lynch, Goldman Sachs, UBS, major European central banks
- Back office data products (EIP): 50% growth
- 54 new Risk sales

* Trading Technology Week Annual Review 2003

REUTERS

Fast Forward on track

1. Make our information indispensable
2. Move to a new business architecture
3. Simplify and segment our product line
4. Focus our Solutions business
5. Reduce and reshape our cost base
6. Reinvigorate culture and behaviour

More competitive

Less complex

More service-driven

More efficient

REUTERS

More competitive - Treasury franchise

- Strong information business
  - Best electronic news service*
  - Best information vendor for FX prices*
  - High value new data e.g. SuperDerivatives
- Conversational Dealing holding up well
- Matching revenues up 20%
- Reuters Automated Dealing (ADT)
  - Over 60 clients (up 25% this year)
  - Sales to HSBC, Merrill Lynch, JP Morgan Chase
- Encouraging growth in Risk

Treasury Revenues: £1,018m

Information: 49%
Conversational Dealing: 25%
Recoveries: 10%
Matching: 6%
Risk: 8%
Treasury Solutions: 2%

* FX Week Awards November 2003

REUTERS

Less complex

1. Simplify and segment our desktop product line

- Range of information products down from 1300 to 550
- 50 information products by end 2005, in 4 "families"

2. Right product, right price, common backbone

2003 Strong foundations

- Reuters Trader; Reuters Knowledge; Reuters Distribution Network

2004 Keep building

- New versions of Xtra, BridgeStation; new data sets & analytics
- Messaging interoperability (AOL, MSN, Lotus)
- New products: Global Advisor; regional Traders

3. Customer migration

- Legacy 2000/3000 accesses migrated to Xtra and Trader

REUTERS

More service driven

Change vs. H1 03
Reuters Overall Satisfaction
68.4
+1.5
Product
+0.9
Installation
+0.6
Help Desk
+1.3
News Service
+0.9
Account Managers
+1.2
Training
+2.7

Indicates significant increase between H1 and H2 2003

REUTERS

More efficient

Savings from Fast Forward
Savings from previous initiatives
Fast Forward charge
1000
900
800
700
600
500
400
300
200
100
0
100
200
savings £
costs £
520
75
665
220
885
440
161
125
54
`03
`04
`05
`06

REUTERS

Value from the portfolio

TIBCO (The Power of Now™)

- Commercial agreement renegotiated
- Innovative equity sale created “win-win”
- Orderly sell down over time of remaining stake

Instinet Group

- Now profitable
- Take advantage of market opportunities to strengthen franchise

Radianz

- Reduce Reuters network management costs
- Improve service by simplifying the supply chain
- More independent Radianz once operating goals are achieved

REUTERS

Key tasks

2003

- Execute on Fast Forward plans
- Improve customer service
- Launch Next Generation products
- Continue to drive down costs

2004

- Execute on Fast Forward plans
- Intensify focus on customer service
- Perfect Next Generation products
- Continue to drive down costs

+

- New transactions capabilities
- Grow core new business opportunities
  - Risk Management Products
  - Enterprise Information Products

REUTERS

SUPPLEMENTARY

- Instinet UK GAAP
- UK GAAP reconciliations

REUTERS

Supplementary – Instinet UK GAAP

Instinet - financial performance

£m	2003	2002	Actual Change
Revenue	**540**	**592**	**(9%)**
Operating costs before restructuring, amortisation and impairment of subsidiary intangibles	(519)	(606)	(14%)
Operating profit before restructuring, amortisation and impairment of subsidiary intangibles	**21**	**(14)**	
Restructuring	(44)	(96)	
Amort / impairment of subs intangibles	(25)	(229)	
Operating loss	**(48)**	**(339)**	**86%**
Affiliates	-	(1)	
Net Interest	5	6	
Amort / impairment of affiliate intangibles	(2)	(38)	
Disposals	(1)	2	
Loss before taxation	**(46)**	**(370)**	**88%**

REUTERS